NEWS RELEASE

PARAMOUNT ENERGY TRUST UPDATES HEDGING PORTFOLIO

$47.7 MILLION HEDGE CRYSTALLIZATION GAINS REDUCE BANK DEBT

Calgary, AB – May 13, 2009 - (TSX – PMT.UN) Paramount Energy Trust (“PET” or the “Trust”) advises that it has crystallized the gains from all of its June through October 2009 AECO-based financial fixed price natural gas swap contracts. These transactions will result in the immediate receipt of $47.7 million which will be initially applied to reduce the Trust’s current outstanding net bank debt to approximately $250 million.  These arrangements are not expected to impact PET’s borrowing capacity under its bank credit facility as hedge arrangements in the six month period prior to the Trust’s next borrowing base redetermination, scheduled for October 31, 2009, are not included in the lenders’ evaluation of the borrowing base.

In addition PET has entered into replacement financial fixed price natural gas swap contracts for the period from June through October 2009 for 105,000 GJ/d at an average price of $4.22 per GJ.  The Trust remains cautious with respect to near term natural gas prices despite significant declines to date in 2009, as strong supply from shale gas plays in the United States and liquefied natural gas (“LNG”) imports and weak industrial gas demand due to the economic recession in North America have contributed to very high gas storage levels compared to prior periods. As a result while PET has applied a portion of the value of its hedge portfolio to its balance sheet, the Trust also believes that continued downside protection is warranted at this time.

PET’s hedge positions beyond October 2009 remain intact and financial and physical natural gas forward sales arrangements at May 12, 2009 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO (GJ/d) (2)	% of Forecast Production (4)	Price ($/GJ) (1)	Futures Market ($/GJ) (3)	Term
Financial	105,000		4.22		June 2009
Physical	12,500		3.06		June 2009
Period Total	117,5000	57	4.10	4.28	June 2009
Financial – NYMEX	2,500	1	US $3.72	US $4.33	June 2009
Financial	105,000	51	4.22	4.28	July – October 2009
Financial – NYMEX	12,500	6	US $3.93	US $4.56	August 2009
Financial	105,000	51	8.01	5.92	November 2009 – March 2010
Financial	107,500	52	7.25	6.07	April – October 2010
Financial	107,500		7.78		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	117,500	57	7.77	7.07	November 2010 – March 2011
Financial	7,500	4	6.60	6.67	April – October 2011

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at May 12, 2009. NYMEX transactions and forward prices are measured in US$ per MMBTU.

(4)

Calculated using 205,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

PET’s financial hedging and physical forward sales portfolio will continue to provide a level of stability to projected funds flows, despite a significant decrease in AECO natural gas prices during the first four months of 2009.  As the current crystallization transactions will be recorded as funds flow and a reduction in bank debt in the second quarter there will be no net effect on PET’s 2009 projected outlook and sensitivities given the replacement hedges.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the effect of hedging activities on the Trust’s projections of funds flow and future credit capacity, outlook and sensitivities may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor